SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) and
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. )*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

665531 109

(CUSIP Number)

Mill City Ventures, LP
Joseph Anthony Geraci II
80 South 8th Street, Suite 900
Minneapolis, MN 55402
Phone: (612) 349-5235

With a copy to:
Paul D. Chestovich, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(PAGE 1 OF 5 PAGES)

CUSIP NO. 665531 109	13D	PAGE 2 OF 5 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
Mill City Ventures, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a)	☐

(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

	7	SOLE VOTING POWER
NUMBER OF
		2,480,000
SHARES
	8	SHARED VOTING POWER
BENEFICIALLY		0

OWNED BY EACH
	9	SOLE DISPOSITIVE POWER
REPORTING
		2,480,000
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,480,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%

14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP NO. 665531 109	13D	PAGE 3 OF 5 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
Joseph Anthony Geraci II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a)	☐

(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER
NUMBER OF
		3,255,000
SHARES
	8	SHARED VOTING POWER
BENEFICIALLY		905,000

OWNED BY EACH
	9	SOLE DISPOSITIVE POWER
REPORTING
		3,255,000
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		905,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,160,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.4%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

ITEM 1.    SECURITY AND ISSUER

This statement relates to the common stock, of Northern Oil and Gas, Inc., a Nevada corporation (the "Issuer"). The address of Issuer's principal executive offices is 130 Lake Street West, Wayzata, MN 55391.

ITEM 2.    IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Mill City Ventures, LP (“Mill City”) and Joseph Anthony Geraci, II. Mill City is a Minnesota limited partnership, whose general partner is Mill City Advisors, LLC, a Minnesota limited liability company, the sole member of which is Joseph Anthony Geraci, II. The business address for both entities is 80 S. Eighth St., Suite 900, Minneapolis, MN 55402.

During the last five years, Mr. Geraci has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In August 2003, the National Association of Securities Dealers, Inc. found that Mr. Geraci had violated SEC Rule 10b-5 and NASD Conduct Rule 2100. As a result, he was barred from association with any NASD member and paid $2,160.83 in hearing costs.

Mill City Ventures, LP is a Minnesota limited partnership. Mr. Geraci is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of the Issuer were acquired as a result of the merger between the Issuer (formerly known as Kentex Petroleum, Inc.) and pre-merger Northern Oil and Gas, Inc., a Nevada corporation. The shares of pre-merger Northern Oil and Gas, Inc. were acquired with the reporting person’s personal funds, and in the case of Mill City, with the working capital of Mill City.

ITEM 4.    PURPOSE OF TRANSACTION

The Reporting Persons have not formulated any definitive plans. However, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER

a.- b. Mr. Geraci may be deemed to beneficially own 4,160,000 shares of the Issuer’s common stock. Mill City owns 2,480,000 shares. Mill City Advisors, LLC, a Minnesota limited liability company and the general partner of Mill City, owns 250,000 shares. Isles Capital, LLC, a Minnesota limited liability company, owns 250,000 shares. Mr. Geraci is the sole officer and member of Mill City Advisors, LLC and Isles Capital, LLC and has sole voting and dispositive power over these shares. In addition, Lantern Advisers, LLC, a Minnesota limited liability company, owns 905,000 shares. Mr. Geraci shares voting and dispositive power over these shares, as well.

According to the most recently filed Quarterly report on Form 10-QSB of the Issuer, as of April 1, 2007, 22,664,123 shares of common stock were issued and outstanding. Based on such report Mr. Geraci owns 18.4% of the outstanding common shares of the Issuer and Mill City Ventures, LP owns 10.9% of such outstanding shares.

c.     TRANSACTIONS WITHIN THE LAST 60 DAYS

The shares of the Issuer were acquired on March 20, 2007, as the result of the merger between the Issuer (formerly known as Kentex Petroleum, Inc.) and pre-merger Northern Oil and Gas, Inc., a Nevada corporation.

d.     Not applicable.

e.     Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

                      None

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

          None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2007	Mill City Ventures, LP By: Mill City Advisors, LLC It’s General Partner /s/ Joseph A. Geraci By: Joseph A. Geraci, II Its: Managing Member

Dated: May 24, 2007
/s/ Joseph A. Geraci Joseph A. Geraci, II